UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NEWMARKET CORPORATION

(Exact name of the registrant as specified in its charter)

Virginia	1-32190	20-0812170
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

330 South Fourth Street, Richmond, Virginia		23219
(Address of principal executive offices)		(Zip code)

Brian D. Paliotti (804) 788-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

NewMarket Corporation, including its subsidiaries (the “Company”), is filing this Form SD for the reporting period of January 1, 2017 to December 31, 2017 (the “Reporting Period”) pursuant to and in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1 requires disclosure of certain information related to a product manufactured or contracted to be manufactured by an issuer where “conflict minerals” are necessary to the functionality or production of those products. As defined in the Rule, “conflict minerals” means gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten.

Based on a review of the Company’s products manufactured or contracted to be manufactured during the Reporting Period, including a review of the raw materials used to produce those products, the Company determined that one vendor supplied a tin-based compound necessary to the functionality or production of the final product (“necessary conflict mineral”). The product in question was a metalworking fluid additive (the “Specified Product”). The results of the Company’s review are consistent with its belief, based on the nature of its business, that its products generally did not contain conflict minerals.

Because the Specified Product contained a necessary conflict mineral, the Company conducted a good faith reasonable country of origin inquiry, which was designed to determine whether any necessary conflict minerals originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (the “Covered Countries”). A brief description of the reasonable country of origin inquiry is as follows:

•	The Company’s team overseeing its conflict minerals diligence efforts is a global interdisciplinary team comprised of personnel representing the Company’s procurement, research and development, legal and manufacturing functions. The team oversaw a diligence process designed to determine if any conflict minerals are necessary to the functionality or production of its products manufactured during the Reporting Period.

•	The Company maintains a comprehensive database of raw materials used to manufacture its products. The Company’s procurement director reviewed this database to determine if there were any necessary conflict minerals in the Company’s products. The procurement director also surveyed the Company’s global research and development directors to identify any products they believe may include necessary conflict minerals.

•	This diligence process identified the Specified Product as the only product manufactured during the Reporting Period that included a necessary conflict mineral and determined the necessary conflict mineral was provided by a single vendor (the “Supplier”).

•	In December 2017, the Supplier certified to the Company that the necessary conflict mineral supplied to it during the Reporting Period did not originate in the Covered Countries.

•	The Company periodically asks its Supplier for additional documentation in support of such certification, and in December 2017, the Supplier provided the Company with a copy of its completed Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting template, including smelter information.

Based on the Company’s reasonable country of origin inquiry described above, the Company determined that it has no reason to believe that any necessary conflict mineral within any products manufactured or contracted to be manufactured in the Reporting Period may have originated in the Covered Countries.

This information is also publicly available on the Company’s website at: www.newmarket.com. Information on the Company’s website does not constitute a part of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2018	NEWMARKET CORPORATION

	By:	/s/ Brian D. Paliotti
Brian D. Paliotti
Vice President and Chief Financial Officer